Exhibit 1.01

TEXTRON INC.

Conflict Minerals Report

For the Year Ended December 31, 2025

Introduction

Textron Inc. is providing this report for the year ended December 31, 2025 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of those products. The term “conflict mineral” means columbite-tantalite, also known as coltan, cassiterite, gold and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TGs”).

Company and Product Overview

Textron is a $14.8 billion multi-industry company operating in numerous countries around the world. During 2025, our businesses manufactured a variety of complex products including (a) at our Textron Aviation segment, business jets, turboprop and piston aircraft, military trainer and defense aircraft, (b) at our Bell segment, helicopters and tiltrotor aircraft, (c) at our Textron Systems segment, unmanned aircraft systems, electronic systems and solutions, advanced marine craft, piston aircraft engines, weapons and related components, armored and speciality vehicles, (d) at our Industrial segment, fuel systems and related components, clear vision systems and battery systems for use in electric and hybrid electric vehicles, specialized vehicles such as golf cars, off-road utility vehicles, light transportation vehicles, aviation ground support equipment, professional turf-maintenance equipment and specialized turf-care equipment, and (e) at our Textron eAviation segment, light aircraft and gliders with both electric and combustion engines. References to “Textron”, “we” and “our” in this Report refer to Textron Inc. and its consolidated subsidiaries.

Covered Products

We conducted a review of the products that we manufacture or contract to be manufactured and found that our products contain 3TGs within numerous components, such as jet engines, circuit boards, electronics, brake components and wiring, and 3TGs generally are required for the products’ functionality or production as specified under the Rule.

Reasonable Country of Origin Inquiry

We conducted a Reasonable Country of Origin Inquiry (“RCOI”) to seek to ascertain whether the 3TGs in our products originated from the Democratic Republic of the Congo or an adjoining country (known collectively as the “Covered Countries”) or are from recycled or scrap sources.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our worldwide supply chain, it is difficult to identify suppliers in our supply chain which are multiple steps removed from our direct (first-tier) suppliers, and we have no direct relationships with mines, smelters or refiners of 3TGs. Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us by them – including sources of 3TGs that are supplied to them from lower tier suppliers.

To implement our RCOI, we established enterprise-wide conflict minerals procedures directing each business unit to take a number of steps to identify suppliers (“in-scope suppliers”) of components or materials potentially containing 3TGs included in products we manufactured or contracted to manufacture during 2025. As in prior years, in 2025 we retained a third-party service provider to assist us in reviewing our supply chain and identifying risks.

Our third-party service provider conducted a supply chain survey with over 1,200 in-scope suppliers using the Conflict Minerals Reporting Template (“CMRT”), version 6.5 or higher. As part of the supplier survey, in-scope suppliers were contacted via our service provider’s software platform that enables users to complete and track supplier communications and allows suppliers to upload completed CMRT forms directly to the platform for assessment and management. Communications sent to in-scope suppliers through the platform included training and education on the completion of the CMRT form.

Non-responsive in-scope suppliers were contacted multiple times through the platform and were also contacted by our service provider’s team. Certain suppliers also may have been contacted by a representative of the applicable Textron business unit. Our program for 2025 continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. The survey responses were reviewed for completeness and consistency and our service provider followed up with suppliers who provided incomplete or inconsistent responses. Ultimately, we received complete and validated responses to our supply chain survey from approximately 67% of the in-scope suppliers.

Although approximately 67% of Textron’s in-scope suppliers responded to the RCOI, there are many suppliers that have not yet provided any smelter or refiner information or have provided incomplete smelter or refiner data. For the suppliers that responded and provided smelter or refiner data, our service provider reviewed all supplier responses that claimed in the declaration section of the CMRT to have known DRC-sourced material.

Because the results of our RCOI indicated that some of our products contain 3TGs which may have originated from the Covered Countries, in an effort to locate mines with the greatest possible specificity, we performed due diligence measures on the source and chain of custody of the 3TGs as described below.

Due Diligence

Design of Our Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”).

Due Diligence Process

In conformity with the OECD’s five step process, we conducted the following activities during the 2025 reporting period:

Step 1.	Company Management Systems

We have established a management system to support supply chain due diligence related to 3TGs which includes maintaining an internal conflict minerals team coordinated by our Senior Executive Counsel, with representatives from each of our business units. The team follows our documented procedures for our conflict minerals compliance program. These procedures cover the identification of suppliers to be surveyed and escalation procedures, as described above, records retention, updating supplier lists and integrating acquired businesses into the program. The team leader reports to our senior management on the status of our program as appropriate.

In addition, the team has agreed upon a recommended conflict minerals contractual provision which our businesses seek to include in any new or amended contracts with suppliers that may be relevant for our conflict minerals compliance program. This contractual provision requires suppliers to provide us with the necessary 3TG information and to adopt a supply chain policy and procedure to conduct, and require its suppliers to conduct, a reasonable country of origin inquiry and, if necessary, to perform due diligence to identify the facilities used to process the 3TGs and make efforts to identify the location of each mine or location of origin of the 3TGs with the greatest possible specificity.

Textron has adopted a Conflict Minerals Policy Statement which can be found at http://investor.textron.com/investors/corporate-governance/default.aspx. In addition, our Textron Code of Conduct for Suppliers and Other Business Partners can be found at https://www.textron.com/CorpResponsibility/corporate-responsibility-report.

To improve supplier education and training, we utilized our third-party service provider’s learning management system which provided all in-scope suppliers access to our service provider’s Conflict Minerals training course. This training is tracked and evaluated based on completion. All suppliers are encouraged to complete all modules within this course.

In addition, we maintain a telephone Helpline, available 24 hours per day, seven days per week, as well as online reporting capability, as described in our Business Conduct Guidelines, that enables anonymous reporting, through an independent third-party, of suspected or known violations of our Business Conduct Guidelines, law or company policy. Textron’s Code of Conduct for Suppliers and Other Business Partners also provides access to these reporting mechanisms.

Step 2.	Identification and Assessment of Supply Chain Risks

We have worked to identify and assess our supply chain risk through the CMRT survey process. There are a variety of risks identified throughout the survey process, including the risk presented by the lack of sourcing information due to non-responsive suppliers and suppliers providing incomplete or inconsistent responses. The smelter and refiner data collected through the CMRT highlights actual sourcing risk, such as a smelter or refiner sourcing from the Covered Countries and not yet certified as in conformance with third-party standards for responsible minerals procurement, or of even higher risk, a smelter or refiner which has not yet begun the audit process to receive certification.

Step 3.	Strategy to Respond to Identified Risks

While many risks exist in the search for the origin of the conflict minerals used in components and materials supplied to Textron, as noted above, one of our identified risks is the inability to obtain complete and accurate information from our suppliers to make determinations about our products. There are numerous initiatives working to improve transparency and accountability at the smelter and refinery levels of the supply chain, however, we can only benefit from the information being developed by these initiatives if our suppliers are able to trace back the conflict minerals in their products to a specific smelter or refiner.

In our new or amended contractual agreements with our direct suppliers, we have requested the inclusion of a contractual provision which requires suppliers to provide us with the necessary 3TG information and to adopt a supply chain policy and procedure to conduct, and require its suppliers to conduct, a reasonable country of origin inquiry and, if necessary, to perform due diligence to identify the facilities used to process the 3TGs and make efforts to identify the location of each mine or location of origin of the 3TGs with the greatest possible specificity.

This objective also is reflected in our Conflict Minerals Policy Statement, which indicates that we encourage our suppliers to undertake reasonable due diligence with their supply chains in an effort to assure their conflict minerals are being sourced from mines and smelters/refiners which have been certified by an independent third party as “conflict free” if sourced within the Covered Countries. Our Policy Statement further states that “if we determine that any of our products or components contain 3TG from a mine or facility in a Covered Country that is not “conflict free”, we will evaluate our options, including but not limited to reassessment of the supplier relationship.” In addition, Textron’s Code of Conduct for Suppliers and Other Business Partners provides that our suppliers shall have a due diligence process to reasonably assure that any material considered to be a conflict mineral in the products they manufacture does not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of the Congo or an adjoining country. Further, suppliers shall exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to us upon request.

If, over time, we obtain more detailed information from our suppliers with regard to the origin of the 3TGs contained in components and materials supplied to us by them, we will evaluate how to respond to identified risks in our supply chain, including, if appropriate, escalating identified risks to management for consideration of further action. During 2025, we did not identify any instances where it was necessary to escalate identified risks to management for further action.

Step 4.	Independent Third-Party Audit of Facilities’ Due Diligence Practices

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains. We intend to rely on the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as the Responsible Minerals Assurance Process.

Step 5.	Report on Supply Chain Due Diligence

This Report is submitted to the SEC annually and is publicly available at http://investor.textron.com/investors/corporate-governance/default.aspx.

Due Diligence Results

Many of the responses received from suppliers which indicated that they source 3TGs from a Covered Country provided data at the company or divisional level, rather than at the part or component level. As a result, we have been unable to determine whether the 3TGs reported by these suppliers were contained in components supplied to us (as opposed to other components supplied by our suppliers but not purchased by us). We are therefore unable to directly link, based on the due diligence measures described in this Report, 3TGs contained in Textron products to 3TGs originating from a Covered Country.

Facilities Used to Process the 3TGs

Certain of the supplier responses in the CMRT included the names of facilities listed as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Our service provider compared the facilities listed in the responses in the CMRT to the list of smelters maintained by the Responsible Minerals Initiative (“RMI”) to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2025 calendar year. As of May 28, 2026, we have validated in this manner that 338 smelters or refiners provided in our supplier CMRTs are included on these lists.

If a supplier indicated that a facility was certified as “RMAP Conformant”, meaning in conformance with RMI’s Responsible Minerals Assurance Process standards, our service provider confirmed that it was listed as such by RMI. Of the smelters and refiners listed by suppliers via the CMRTs which have been validated as described, 208 have been confirmed as RMAP Conformant and 9 have actively begun the process to be validated as Conformant. The CMRTs in the aggregate claim that 60 of the RMAP Conformant smelters source 3TGs from the Covered Countries, however we cannot confirm this information. Many of the CMRTs did not provide information regarding the country of origin of 3TGs, and such information is generally not available through public information sources related to the smelters and refiners.

Many suppliers are still unable to provide the smelters or refiners used for components supplied by them to us and, even where facilities were identified, the suppliers did not always provide complete information on the facility, including smelter identification numbers, so we were unable to immediately validate the smelter as described above and, as previously noted, many of the responses indicated an “unknown” status in terms of determining the origin of 3TGs.

Efforts to Determine Mine or Location of Origin

For the reasons explained above, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials they supply to us. As noted above, our program has initially focused on gathering smelter and refiner information via the CMRT survey process and, as the program progresses, if feasible, we intend to work toward obtaining from our suppliers all necessary smelter and refiner identification information. This information will facilitate the validation and disclosure of the smelters and refiners as well as the tracing of the 3TGs to their location of origin. However, to date we only have smelter and facility information and no information with regard to the mine or specific location of origin of the 3TGs in our products or whether they come from recycled or scrap sources, as we understand that generally that information is kept confidential by the refiners and smelters.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT and verifying those smelters and refiners with the expanding RMI lists to the extent possible.

Steps to be Taken to Mitigate Risk

We intend to take and continue the following actions to mitigate the risk that our necessary 3TGs benefit armed groups:

•	Direct each of our business units to request our recommended contractual provision requiring our suppliers to conduct due diligence on their supply chains and to provide information to us about the source of their 3TGs, as described above. This provision is intended to be included in new and renewed supplier contracts.

•	Establish a screening process for new suppliers to our businesses so that new suppliers will be added to our in-scope supplier list if appropriate as they begin a relationship with the business.

•	Direct suppliers to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Work toward obtaining from our suppliers additional smelter and refiner identification information.